Exhibit 99.1

Transactions in Zealand Pharma shares and/or related securities by persons discharging managerial responsibilities and/or their closely associated persons

Company announcement – No. 26/ 2021

Transactions in Zealand Pharma shares and/or related securities by persons discharging managerial responsibilities and/or their closely associated persons

Copenhagen, DK and Boston, MA, U.S., May 3, 2021 – Zealand Pharma A/S (NASDAQ: ZEAL) (CVR-no. 20045078), a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines, has received information on transactions in Zealand's shares or related securities conducted by persons discharging managerial responsibilities and/or their closely associated persons and hereby publishes the information on such transactions.

Please see the attached files.

# # #

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development. Zealand markets V-Go®, abasal-bolus insulin delivery option for people with diabetes and has received approval for Zegalogue® (dasiglucagon), the first and only glucagon analogue for the treatment of severe hypoglycemia in pediatric and adult patients with diabetes aged 6 and above. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics. Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit www.zealandpharma.com.

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this release and are based on information available to Zealand Pharma as of the date of this release.

For further information, please contact:

Zealand Pharma Investor Relations

Claudia Styslinger

Argot Partners

investors@zealandpharma.com

Zealand Pharma Media Relations

David Rosen

Argot Partners

media@zealandpharma.com

Attachments

     • 26_210429_Notification_GKR_rsu

     • 27_210429_Notification_JPS_rsu

     • 28_210429_Notification_FBB_rsu

     • 29_210429_Notification_LGJ_rsu

     • 30_210429_Notification_KDrejer_rsu

     • 31_210429_Notification_JBerkowitz_rsu

     • 32_210429_Notification_BConnaughton_rsu

     • 33_210429_Notification_AMunoz_rsu

     • 34_210429_Notification_MOwen_rsu

     • 35_210429_Notification_LKruimer_rsu

     • 36_210429_Notification_MNicklasson_rsu